Exhibit 2.1

CARTER ACQUISITION CORP. I

July 18, 2007

Barry J. Berman, President
Perio-Imaging Inc.
46 Deepdale Drive
Great Neck, NY 11021

Re: Letter of Intent for Reverse Merger

Dear Mr. Berman:

Further to our recent discussions, this letter of intent (the “LOI”) is effective as of the date set forth above (the “Effective Date”) and summarizes the terms upon which Carter Acquisition Corp. I, a Delaware corporation (“Carter”) intends to combine with Perio-Imaging Inc., a Delaware corporation (“Perio-Imaging”) through an exchange of shares of stock of Perio-Imaging for shares of common stock, par value $.0001 per share (“Common Stock”) of Carter (the “Merger”). The parties intend to begin preparation of agreements necessary for the Merger (“Definitive Agreements”) in accordance with the following terms:

1.  Merger. After the “Financing” (as defined below) and upon closing of the Merger (“Closing”), (i) the current Carter shareholders (the “Carter Founders”) will own 5% of the total number of shares of Common Stock issued and outstanding on a Fully-Diluted Basis (defined hereafter) and (ii) the current shareholders of Perio-Imaging and the Investors (as such term is defined in Paragraph 3 hereafter) will own, in the aggregate, the remainder of the issued and outstanding shares of Common Stock. For the purposes of this Paragraph 1 (i) all shares of Common Stock outstanding upon the Closing of the Merger and (ii) all other securities of the Company outstanding upon the closing of the Merger that provide a right to acquire shares of Common Stock (other than any stock options or warrants that are out of the money), shall be included in determining shares of Common Stock outstanding on a “Fully-Diluted Basis”.

2.  Private Placement. A condition of Perio-Imaging to Closing will be the completion of a private placement of securities by Carter Securities, LLC and/or the lead investor in the Financing (defined hereafter) raising gross proceeds of $4 million on terms reasonably acceptable to Carter and Perio-Imaging (the “Financing”) by July 31, 2007; provided, however, if Perio-Imaging’s certified financial statements are not ready for delivery by July 27, 2007 then this date will be extended until such time as they are delivered, upon which Perio-Imaging will complete the Financing within 10 business days thereafter.

3.  Registration. After the Closing, Carter, at its cost, will register for resale all currently outstanding shares of Carter Common Stock (“Carter Founder Shares”) subject to them being released to the Carter Founders as follows: (i) 25% immediately upon registration (the “First Release”); (ii) an additional 25% immediately upon the First Released shares being sold in an open market transaction (the “Second Release”); and (iii) the remaining 50% (or 75%, as applicable) on the one year anniversary of the Closing. The registration statement will be filed at such time and become effective within such time as is required by the investors in the Financing (“Investors”) to be filed and effective with respect to a registration of securities issued in the Financing. If Carter fails to meet such filing date and/or effective date requirements, then the Carter Founders shall be entitled to the same penalties provided to the Investors with respect to any such non-compliance. Carter also agrees to respond to SEC comment letters with an amendment to its registration statement no later than 15 days after the date it receives the comment letter. Carter will attempt to register the Carter Founder Shares on the same registration statement as the Shares issued in the Financing or the registration statement on Form S-4 used for the shares issued in the Merger. If Carter fails to meet the above deadline for the response time or if it fails to have the shares registered within 60 days after the date applicable to the Investors through no fault of the Carter Founders or the holders of the Carter Founder Shares, Carter will issue additional Common Stock to the Carter Founders or the current Carter shareholders in an amount equal to 1.5% per month of the value of the Carter Founder Shares on the date of Closing (“Closing Date Value”) until the obligation to file or obtain effectiveness, as applicable, is satisfied, but in no event greater than an aggregate of 15% of the value of the Carter Founder Shares. If such registration is not effective within 12 months after Closing of the Merger through no fault of the Carter Founders or the holders of the Carter Founder Shares, the holders of the Carter Founder Shares will have the option at that time, to require Carter to repurchase all of the Carter Founder Shares for an aggregate purchase price of $500,000. If the holders of the Carter Founder Shares do not exercise their option, and such registration is not effective within 18 months after Closing of the Merger, the holders of the Carter Founder Shares will have the option at that time to require Carter to repurchase all of the Carter Founder Shares for an aggregate purchase price equal to the Closing Date Value. Notwithstanding the foregoing, if Carter does not obtain the effectiveness of such registration within the above stated deadline solely as a result of the SEC’s position that the maximum number of shares permitted to be registered by the Investors, the Carter Founders and/or the holders of the Carter Founder Shares exceeds compliance with Rule 415 under the Securities Act of 1933, as amended, the deadline to obtain effectiveness of the registration statement shall be extended as to the Carter Founders and the holders of the Carter Founder Shares for an additional 125 days. Such 125 day extension shall not extend the 12 and 18 month time periods applicable to repurchase options granted to the Carter Founders herein in any manner. No such repurchase after either said 12 or 18 months shall be applicable if the holders of the Carter Founder Shares are able to publicly sell the Carter Founder Shares under an applicable exemption from registration, without volume or manner of sale limitations.

4.  Additional Conditions. All necessary consents of third parties will be obtained prior to Closing. The Definitive Agreement will contain customary representations, warranties and covenants from both parties. The board of directors of Carter and Perio-Imaging, and the shareholders of Perio-Imaging, if required by law, shall have approved the Definitive Agreements in accordance with Delaware law. The Closing will occur as soon as practicable, but the parties desire the Closing be completed no later than October 31, 2007.

5.  No-Shop. In consideration of the expense and effort that will be expended by Carter in due diligence and the negotiation of the Definitive Agreements, neither Perio-Imaging nor its affiliates will, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person or entity relating to a transaction of the type set forth herein (other than a Financing to take place contemporaneous with the Closing) until the earlier to occur of: (i) the Closing; (ii) the date on which Carter and Perio-Imaging mutually agree in writing to discontinue negotiations regarding such a transaction on the terms set forth herein; or (iii) 75 days after the date of execution hereof by both parties, however, this period will be extended by one day for each day after July 30, 2007 that Perio-Imaging’s audited financial statements are not delivered to Carter.

6.  Definitive Agreements; Consents. Carter and Perio-Imaging shall negotiate in good faith to arrive at mutually acceptable Definitive Agreements for approval, execution and delivery on the earliest practicable date. The parties shall cooperate with each other and proceed, as promptly as is reasonably practicable, to seek to obtain all necessary consents and approvals, if any, from third parties or governmental entities, and to endeavor to comply with all other legal or contractual requirements for, or preconditions to, the execution and consummation of the Definitive Agreements.

7.  Confidentiality. The parties each covenant and agree that, except as consented to by the parties, neither they nor any of their respective officers, directors, employees, agents or representatives, will disclose any confidential information of the other to any third party, except: (i) as required by law or regulation (including applicable securities regulations); or (ii) to a party’s accountants, lawyers, non-executive employees, advisors and representatives in connection with evaluating whether to proceed with negotiating and closing the transactions contemplated herein; or (iii) in connection with obtaining consents required by the Definitive Agreements.

8.  Costs. Each party shall be responsible for and bear all of their own costs and expenses incurred in connection with the proposed transaction, except that Perio-Imaging shall reimburse Carter for its counsel fees and expenses in the amount of $75,000 if, and only if, the within described transaction closes. A retainer of $25,000 for Carter’s counsel will be paid by Perio-Imaging upon signing this letter of intent. John Lipman will receive a payment of $25,000 for his service as sole officer and director of Carter upon Closing of the Merger.

9.  No Material Changes in Business. From and after the date of this LOI until the earliest to occur of: (i) the termination of this LOI; (ii) 90 days after the date of execution hereof by both parties; or (iii) the date of execution of the Definitive Agreements, Perio-Imaging will use commercially reasonable efforts to maintain the business in accordance with its customary practices and otherwise to conduct its business in the ordinary course in the manner in which it has heretofore been conducted and to preserve its business relationships with its customers and suppliers. During such time, Perio-Imaging shall notify Carter of any action outside the ordinary course of business or any new commitment involving more than $50,000.

10.  Binding Nature of Letter. Sections 1-4 of this LOI (the “Non-Binding Provisions”) reflect our mutual understanding of the matters described in them, but each party acknowledges that the Non-Binding Provisions are not intended to create or constitute any legally binding obligation between the parties. Neither party to this LOI shall have any liability to any other party based upon, arising from, or relating to the Non-Binding Provisions. Sections 5-14 of this LOI (the “Binding Provisions”) shall constitute the legally binding and enforceable agreement of the parties (in recognition of the significant costs to be borne by the parties in pursuing the transactions set forth herein). The Binding Provisions (along with the rest of this LOI) may be terminated: (i) by mutual written consent of both parties; or (ii) upon written notice by either party to the other if the Definitive Agreements have not been executed by the date which is 90 days after the date of execution hereof by both parties, provided, however, that the termination of the Binding Provisions shall not affect the liability for breach of any of the Binding Provisions prior to the LOI’s termination.

11.   Counterparts, etc. This LOI may be executed in separate identical counterparts, none of which need contain all the signatures of all parties, each of which shall be deemed to be an original, and all of which taken together constitute one and the same instrument. This LOI may only be amended in writing signed by both parties. This LOI reflects the entire agreement among the parties with respect to the subject matter hereof. This LOI may not be assigned. All telecopied or e-mail (via PDF format) signatures shall be deemed to have the same effect as an original.

12. Governing Law; Disputes and Proceedings; Mandatory Arbitration.

(a)   Governing Law. This LOI shall be governed by and construed in accordance with the internal laws of the state of New York applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles of rules. This LOI constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and may not be altered or amended except in a writing signed by both parties. This LOI shall be deemed to have been made and delivered in New York County, New York and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The parties hereby irrevocably: (1) agree that any ”Proceeding” (as defined in this Paragraph) arising out of or relating to this LOI shall be instituted and determined exclusively in New York City, New York; (2) waive any objection which they may have now or hereafter to the venue of any such Proceeding (i.e., Forum Non-Conveniens); (3) irrevocably consent to the personal (i.e., In Personam) jurisdiction of the state of New York in any such Proceeding; and (iv) if the arbitration provisions contained herein are deemed by a court of competent jurisdiction or other tribunal to not be effective, hereby waive trial by jury. The parties further agree to accept and acknowledge service of any and all process which may be served in any such Proceeding in said manner and agree that service and process upon them mailed by certified mail to the addresses set forth herein shall be deemed in every respect affective service of process upon them, in any Proceeding.

The parties hereby agree that the “Prevailing Party”, as required to be determined by the tribunal making an interim or final determination of the specific matter then in dispute (the “Prevailing Party”), in addition to all other relief to which it may be entitled or awarded, will also recover from the losing party, all of its “Costs”, whether they were paid, sustained or incurred as a result of the “Dispute” or Proceeding (as such terms are defined in this Paragraph). In making its determination as to which party is the Prevailing Party, the tribunal is hereby expressly authorized by the parties to determine which party “substantially” prevailed in the Proceeding without the necessity of its having prevailed on each of its claims or positions.

(b)  Disputes and Proceedings. In the event of a Dispute or a Proceeding between the parties, or otherwise arising as a result of this LOI, the following defined terms will apply:

(i)  The term “Costs” means and includes: (i) the full and actual cost of all legal, accounting and other services performed in connection with the Dispute or Proceeding for which they are sought (whether provided by in-house or outside counsel) paid, suffered, incurred or sustained by the Prevailing Party; provided, however, that if said Costs are billed at their customary rates they will be deemed reasonable; and (ii) such further fees, costs, expenses, disbursements, court costs, costs of records and transcripts and expert witness and investigative fees, costs and expenses, as will be sufficient to pay or reimburse it for all of its Costs of every kind, in investigating, initiating, settling, or satisfying the Dispute or Proceeding, or defending or appealing the matter in dispute or those incurred or expended in attempting to or collecting any sums so due (including its additional Costs of collection), or in otherwise enforcing any of its rights hereunder.

(ii)  The term “Damages” means and includes all of the losses and other damages suffered by the Prevailing Party and all amounts it paid, sustained or is liable for as a result of the wrongful conduct of the losing party including any and all deficiencies, judgments, settlements, satisfactions, assessments, liabilities, interest, taxes, fines, surcharges and penalties applicable thereto.

(iii)  The term “Dispute” means all unresolved claims, controversies, demands, complaints and disputes between or among the parties, or otherwise arising as a result of this LOI, regarding the “Subject Matter” (as defined in this Paragraph) in which a formal claim or demand is made or a Proceeding is threatened or commenced, whether at law or in equity.

(iv)  The term “Proceeding” means all hearings, arbitrations, trials and proceedings involving a Dispute including counter-claims, cross-claims and third-party claims by and between the parties regarding the Subject Matter, or otherwise arising as a result of this LOI.

(v)  The term “Subject Matter” means and includes any Dispute or Proceeding directly or indirectly involving the LOI’s negotiation, existence, validity, interpretation, performance or non-performance, breach, violation, expiration, cancellation, rescission, conclusion, termination or extension; the assessment and calculation of Costs and relief requested; any acts, omissions, facts, matters, transactions or occurrences pertaining thereto, whether arising before or after the Effective Date or its expiration, cancellation, rescission or termination; or otherwise pertaining to this LOI or the parties’ relationship and whether based upon contract, tort (including intentional torts), fraud, statutes, regulations, common law or any other legal theory.

(c)  Mandatory Arbitration. The Parties hereby irrevocably agree that any and all Disputes, including specific performance, arising out of or relating to this LOI or the Subject Matter, shall be finally and exclusively resolved by confidential and expedited arbitration using a single, neutral arbitrator in accordance with the Arbitration Rules of Judicial and Mediation Services (“JAMS”) in force at the time the arbitration is commenced, pursuant to the United States Arbitration Act, 9 U.S.C. Sec. 1 et seq as it may be amended from time to time (the “Arbitration Act”). The parties hereby irrevocably waive and otherwise relinquish all other forms of obtaining relief, whether granted by statute, regulation or otherwise. The Proceeding shall take place exclusively in New York County, New York. The decision of the arbitrator shall be final and binding upon the parties and judgment on the award may be entered in any court having jurisdiction hereof. The Costs of the Proceeding (including JAMS and the arbitrator) and all collection Costs applicable thereto, shall be borne by the party against whom the decision of the arbitrator is rendered. The failure of one party to submit to arbitration shall not prevent the arbitrator from rendering a final decision and award based upon the evidence actually submitted to the arbitrator. Other than any action necessary to enforce the arbitration award, the parties agree that the provisions of this Paragraph are a complete defense to any Proceeding instituted by a party in any court or before any administrative tribunal with respect to any Dispute.

THE PARTIES ARE HEREBY IRREVOCABLY AGREEING TO HAVE ALL UNRESOLVED DISPUTES ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT, WHETHER THEY AROSE BEFORE OR AFTER THE EFFECTIVE DATE, DECIDED EXCLUSIVELY BY NEUTRAL ARBITRATION AS SET FORTH HEREIN, AND ARE WAIVING ALL RIGHTS THEY MIGHT OTHERWISE POSSESS TO HAVE THOSE MATTERS LITIGATED IN A COURT OR BY A JURY TRIAL OR AS OTHERWISE PERMITTED BY STATUTE OR REGULATION. THE PARTIES ARE ALSO HEREBY IRREVOCABLY AGREEING TO GIVE UP THEIR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL EXCEPT TO THE EXTENT THAT THEY ARE PERMITTED BY JAMS. IF EITHER PARTY REFUSES TO SUBMIT TO ARBITRATION AS AGREED TO HEREIN, IT MAY BE COMPELLED TO DO SO UNDER THE ARBITRATION ACT OR PURSUANT TO FEDERAL OR STATE LAW.

13. Representations. Each party hereto represents, warrants and covenants to the other party that:

(a)  it has the power and authority to enter into this LOI and to perform its respective obligations hereunder;

(b) this LOI has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms; and

(c) the execution and delivery of this LOI and the consummation of the transactions contemplated hereby will not result in any violation of, or be in conflict with, or constitute a default under, any agreement or instrument to which such party is a party or by which its properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to such party.

14. Finder’s Fees. Each party represents to the other that no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon any arrangements or agreements made by or on behalf of such party, and each party will protect, defend, hold harmless and indemnify the other party for any breach of the foregoing representation.

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If you are in agreement with the foregoing as a basis for negotiating Definitive Agreements between us with respect to the matters set forth herein, please execute the attached and return it to me.

Sincerely,

CARTER ACQUISITION CORP. I

By: /s/ John C. Lipman
John C. Lipman, President

ACCEPTED AND AGREED:

PERIO-IMAGING INC.

By: /s/ Barry J. Berman
Barry J. Berman, President